[redacted]

SECI 15025237 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 2 3 2015

SEC FILE NUMBER
8-44663

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shields & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

890 Winter Street, Suite 160
(No. and Street)

Waltham (City) MA (State) 02451 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Janice L. Shields 781-890-7033
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stowe & Degon, LLC.
(Name – *if individual, state last, first, middle name*)

95A Turnpike Rd (Address) Westborough (City) MA (State) 01581 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/23/15

OATH OR AFFIRMATION

I, Janice L. Shields, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shields & Company, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Janice L. Shields
Signature

President
Title

R W Newman
Notary Public

"Notary Public"
Richard W. Newman
Commonwealth of Massachusetts
My Commission Expires on July 16, 2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAR 2 3 2015

194

Shields & Company, Inc.
SEC File No. 8-44663

Financial Statements as of and for the Year Ended December 31, 2014 and Reports of Independent Registered Public Accounting Firm

SHIELDS & COMPANY, INC.

TABLE OF CONTENTS

STOWE & DEGON LLC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors of
Shields & Company, Inc.
Waltham, Massachusetts

We have audited the accompanying financial statements of Shields & Company, Inc. ("the Company"), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Shields & Company, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Shields & Company, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

As described in Note 7 to the financial statements, retained earnings at January 1, 2014 has been adjusted for the correction of an error. Retained earnings was reduced by $120,738 because payroll tax liabilities were understated by that amount at December 31, 2013. Our opinion is not modified with respect to that matter.

The supplemental information in Schedule I - Computation of Net Capital Under Rule 15c3-1; Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption); and Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption), has been subjected to audit procedures performed in conjunction with the audit of the Shields & Company, Inc.'s financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Stowe & Degon LLC

March 16, 2015

95A TURNPIKE ROAD • WESTBOROUGH, MASSACHUSETTS 01581
TELEPHONE (508) 983-6700 • FAX (508) 983-6701
www.stowedegon.com

SHIELDS & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Current assets:		
Cash and cash equivalents	$	219,186
Accounts receivable, net		113,982
Prepaid expenses and other current assets		80,442
		413,610
Property and equipment, net of accumulated depreciation of $2,424		12,122
Total assets	$	425,732

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:		
Bank line of credit	$	330,000
Accounts payable		31,218
Payroll taxes payable		26,129
Other withholdings payable		14,281
Total current liabilities		401,628
Stockholders' equity		
Common stock, $.01 par value; 200,000 shares authorized 10,000 shares issued and outstanding		100
Additional paid-in capital		9,900
Retained earnings		14,104
Total stockholders' equity		24,104
Total liabilities and stockholders' equity	$	425,732

See report of independent registered public accounting firm and notes to financial statements

SHIELDS & COMPANY, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUES	$	2,228,068
OPERATING EXPENSES:		
Compensation and benefits		1,489,949
Technology and data communications		54,965
Research		64,459
Travel and entertainment		48,964
Occupancy		140,067
Regulatory fees		26,042
Other		370,076
Total operating expenses		2,194,522
INCOME FROM OPERATIONS		33,546
INTEREST EXPENSE		10,015
NET INCOME	$	23,531

See report of independent registered public accounting firm and notes to financial statements

SHIELDS & COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	COMMON STOCK		ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL STOCKHOLDERS' EQUITY
	Shares	Par Value			
BALANCE AS OF JANUARY 1, 2014	10,000	$ 100	$ 9,900	$ 187,258	$ 197,258
Prior period adjustment (Note 7)	-	-	-	(120,738)	(120,738)
Stockholder distribution	-	-	-	(75,947)	(75,947)
Net income	-	-	-	23,531	23,531
BALANCE AS OF DECEMBER 31, 2014	10,000	$ 100	$ 9,900	$ 14,104	$ 24,104

See report of independent registered public accounting firm and notes to financial statements

SHIELDS & COMPANY, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	23,531
Adjustments to reconcile net income to net cash used for operating activities:		
Prior period adjustment		(120,738)
Depreciation		2,424
Changes in operating assets and liabilities:		
Accounts receivable		1,363
Prepaid expenses and other current assets		(58,818)
Accounts payable		16,876
Payroll taxes payable		(232,244)
Other withholdings payable		5,280
Net cash used for operating activities		(362,326)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of property and equipment		(14,546)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net borrowing on bank line of credit		330,000
Stockholder distributions		(75,947)
Net cash provided by financing activites		254,053
NET DECREASE IN CASH AND CASH EQUIVALENTS		(122,819)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		342,005
CASH AND CASH EQUIVALENTS, END OF YEAR	$	219,186
SUPPLEMENTAL CASH FLOWS INFORMATION		
Cash paid for interest	$	10,015

See report of independent registered public accounting firm and notes to financial statements

1. NATURE OF BUSINESS

Shields & Company, Inc. ("the Company") was formed as a Massachusetts S Corporation on April 19, 1991. During April 2012, Shields & Company, Inc. was merged with Shields Securities, Inc. The Company is a FINRA registered broker/dealer and was a Registered Investment Advisor until November 24, 2014. The Company provides corporate finance advisory services in the areas of: mergers and acquisitions; corporate restructurings and recapitalizations; debt and equity capital raising; financial advisory assignments; and valuations and fairness opinions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents – Cash and cash equivalents include cash on hand and balances at financial institutions. The Company maintains its cash in various deposit accounts that, at times, may exceed federally insured limits; however, the Company has not experienced, nor does it anticipate, any losses in such accounts. For purposes of the cash flows statement, the Company has defined cash and cash equivalents as highly liquid investments with an original maturity of less than three months.

Revenue Recognition – The Company receives financial advisory and other financial and management consulting fees from a number of clients. Revenue is recognized as services are delivered provided that persuasive evidence of the arrangement exists, fees are fixed or determinable and collection is reasonably assured.

Income Taxes – The Company is organized as an S Corporation and is not subject to federal or state income taxes. Income is taxable to the individual stockholders. The Company recognizes in its financial statements the impact of a tax position if it is more likely than not the positions would be sustained on audit, based on the technical merits of the position. The Company's policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. The Company did not have any unrecognized tax benefits or accrued interest and penalties related to income taxes during the year ended December 31, 2014 and does not anticipate having any unrecognized tax benefits over the next twelve months. The Company is subject to audit by the IRS for tax periods commencing January 1, 2011.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure for contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentration of Credit Risk – Financial instruments that potentially subject the Company to concentrations of credit risks consist primarily of accounts receivable. The Company grants credit to customers in the ordinary course of business. The Company minimizes credit risk arising from accounts receivable by evaluating each customer's financial condition and credit history. The Company estimates and records an allowance for doubtful accounts based on knowledge of the customer's credit history and current economic conditions. The Company's policy is to write-off uncollectible trade receivables against the allowance for doubtful accounts after significant measures have failed to result in the collection of such receivables. The allowance for doubtful accounts is management's best estimate of uncollectible accounts receivable. As of December 31, 2014, there was allowance for doubtful accounts of $5,000.

Subsequent Events - The Company has evaluated all subsequent events through March 16, 2015, the date the financial statements were available to be issued.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). This rule requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule provides that equity capital may not be withdrawn, liabilities subordinated to claims of general creditors may not be repaid, or cash dividends may not be paid if the resulting capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital deficit of $(182,442), which was $187,442 lower than its required net capital of $5,000. The Company's net capital ratio was (2.20) to 1.

The deficit at December 31, 2014 was a result of initially recording proceeds from the bank line of credit as capital rather than debt. Management believed that the individual and personal guarantees of each of the two largest stockholders of the Company qualified the cash proceeds to the Company to be recorded as capital.

As of March 16, 2015, net capital is in excess of the minimum capital requirement of 6 2/3% of total aggregate indebtedness and the ratio of aggregated indebtedness to net capital was in excess of 15 to 1.

4. BANK LINE OF CREDIT

The Company has a revolving line of credit with a bank, which is individually and personally guaranteed by each of the two largest stockholders of the Company. There is $330,000 outstanding on the line of credit at December 31, 2014. This line of credit permits borrowing up to $800,000 and expires July 31, 2015. Interest is charged at the prime rate, subject to an interest rate floor of 4.50% at December 31, 2014. Availability on the line of credit is reduced by a $21,000 letter of credit.

It was the initial intent of the stockholders to advance the funds to the Company as capital contributions using their personal guarantees; however, based on the underlying documentation of the line of credit, the advance is presented as debt in the accompanying statement of financial condition.

5. RETIREMENT PLAN

The Company has a defined contribution profit sharing plan under the provisions of Section 401(k) of the Internal Revenue Code. The Plan covers substantially all employees. Contributions to the Plan consist of a discretionary employer safe harbor contribution equal to a percentage of the employees' contributions and discretionary profit sharing and matching contribution in an amount determined by the Company's Board of Directors. The safe harbor election was not made for 2014 and there were no contributions to the Plan in 2014.

6. COMMITMENTS

The Company leases its business office under a long-term lease, which expires in August 2016. The lease agreement requires the Company to pay real estate taxes and other operating expenses in addition to base rent. Rent expense was $126,896 for the year ended December 31, 2014. Future minimum rental obligations under the lease arrangement in excess of one year as of December 31, 2014 are as follows:

Years ending December 31,	
2015	$ 129,976
2016	87,472
	$ 217,448

7. CORRECTION OF AN ERROR

During 2014, the Company became aware that 2013 payroll tax returns were not prepared timely or correctly and immediately began to rectify the situation. The Company has since received notices from the Internal Revenue Service (IRS) assessing penalties and interest on the delinquencies, and the Company has been working with the IRS to correct and resolve the matter. Although the Company had accrued $197,218 for unpaid federal payroll taxes at December 31, 2013, the amount eventually paid to settle the 2013 liability was $317,956, indicating the liability was under accrued by $120,738, exclusive of penalties and interest. This amount was recorded as a prior period adjustment to retained earnings as of January 1, 2014. The effect of this adjustment on the 2013 financial statements would have been to increase net loss from $191,558 to $312,296. Penalties and interest of approximately $46,000 are included in the 2014 statement of operations under other operating expenses. The matter has not come to a complete resolution and there has been turnover of IRS agents in the final stages of the process. The Company continues to research the cause of the incorrect tax filings. Although the Company believes that all required payments have been made or accrued at December 31, 2014, there can be no assurance that further adjustments may not be required.

8. EXEMPT PROVISIONS UNDER RULE 15c3-3

The Company claims an exemption from Securities and Exchange Commission Rule 15c3-3(k)(2)(i), as a broker/dealer who engages exclusively in providing consulting services to private companies and private placements of securities structured primarily as equity or debt of private equity funds.

* * * * * * *

SHIELDS & COMPANY, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2014

STOCKHOLDERS' EQUITY	$	24,104
LESS NON-ALLOWABLE ASSETS:		
Accounts receivable		113,982
Prepaid expenses and other current assets		80,442
Property and equipment, net		12,122
		206,546
Net capital	$	(182,442)
AGGREGATE INDEBTEDNESS		
Bank line of credit	$	330,000
Accounts payable		31,218
Payroll taxes payable		26,129
Other withholdings payable		14,281
Total aggregate indebtedness	$	401,628
BASIC NET CAPITAL REQUIREMENT		
Minimum capital requirement	$	5,000
6 2/3% of aggregate indebtedness	$	26,775
Deficiency of net capital	$	(209,217)
Ratio: aggregate indebtedness to net capital		(2.20)

RECONCILIATION OF NET CAPITAL WITH COMPANY'S COMPUTATION
(Included in Part IIA, of Form X-17A-5 as of December 31, 2014)

NET CAPITAL AS REPORTED IN COMPANY'S FOCUS REPORT	$	218,965
NET AUDIT ADJUSTMENTS		
Prior period adjustment related to payroll taxes		(120,738)
Change in presentation of bank line of credit from capital to debt		(330,000)
Deferred costs related to 2015 revenue		47,076
Other, net		2,255
NET AUDIT ADJUSTMENTS		(401,407)
NET CAPITAL PER ABOVE	$	(182,442)

SHIELDS & COMPANY, INC.

SCHEDULE II -COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

SCHEDULE III - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2014

Shields & Company, Inc. claims an exemption from Rule 15c3-3 under Section (k)(2)(i).

STOWE & DEGON LLC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors of
Shields & Company, Inc.
Waltham, Massachusetts

We have reviewed management's statements, included in the accompanying Shields & Company, Inc. Exemption Report, in which (1) Shields & Company, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Shields & Company, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Shields & Company, Inc. stated that Shields & Company, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Shields & Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Shields & Company, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Stowe & Degon LLC

March 16, 2015

95A TURNPIKE ROAD • WESTBOROUGH, MASSACHUSETTS 01581
TELEPHONE (508) 983-6700 • FAX (508) 983-6701
www.stowedegon.com

Shields & Company, Inc.
INVESTMENT BANKERS

890 Winter Street
Waltham, Massachusetts 02451
tel (781) 890-7033
fax (781) 890-7034

Shields & Company, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealer"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Shields & Company, Inc.
Company

I, Janice L. Shields, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Janice L. Shields
Janice L. Shields, President

3/16/2015
Date

Shields & Company, Inc.
INVESTMENT BANKERS

890 Winter Street
Waltham, Massachusetts 02451
tel (781) 890-7033
fax (781) 890-7034

Shields & Company, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealer"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Shields & Company, Inc.
Company

I, Jody M. Kannally, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Jody M Kannally

Jody M. Kannally, Controller

3/16/2015

Date

STOWE & DEGON LLC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

To the Board of Directors and Management
Shields & Company, Inc.
Waltham, Massachusetts

In planning and performing our audit of the financial statements of Shields & Company, Inc. (the "Company") as of and for the year ended December 31, 2014, we considered the Company's internal control in order to determine auditing procedures that are appropriate in the circumstances for the purpose of expressing an opinion on the financial statements and not to provide assurance on internal control. However, we noted certain matters involving internal control and its operation that we consider to be significant deficiencies or material weaknesses under standards of the Public Company Accounting Oversight Board (PCAOB). A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

We noted the following deficiencies that we believe to be material weaknesses as described in Appendix A.

A separate letter communicating internal control deficiencies that are of a lesser magnitude than significant deficiencies and other recommendations has been issued to management.

This letter is intended solely for the information and use of the board of directors, management, others within the Company, and the SEC or other regulatory agencies and is not intended to be, and should not be, used by anyone other than these specified parties.

Stowe & Degon LLC

March 16, 2015

95A TURNPIKE ROAD • WESTBOROUGH, MASSACHUSETTS 01581
TELEPHONE (508) 983-6700 • FAX (508) 983-6701
www.stowedegon.com

Shields & Company, Inc.
Appendix A
Description of Material Weaknesses

Payroll Taxes

Condition: During audit fieldwork, we noted that delinquent payroll taxes paid in 2014 for 2013 had been significantly underaccrued due to incorrect payroll tax returns. This resulted in the correction of an error of $120,000. Additionally, payroll taxes recorded as expense (employer portion of taxes) are much higher than statutory rates would indicate should be incurred, and the reason for this has not been identified or researched.

Recommendation: We understand the processing and remittance of payroll taxes is now assigned to a payroll service. The controller should confirm at each payroll date that funds have been remitted and should review quarterly tax filings for accuracy and correct recording.

Management's Corrective Actions: Effective January 1, 2015, we have engaged the outside payroll service Insperity, which will E-file payroll tax returns as well as make all payroll tax deposits when the payroll is processed and taxes are due. Our policies and procedures for processing payroll and confirming that the payroll taxes have been e-filed have been enhanced to include a checklist to be confirmed by management as part of the monthly close process. Our policies and procedures have also been updated to include quarterly review of the filing of all payroll tax returns and appropriate tax payments by the Company's president.

Bank Reconciliations

Condition: At December 31, 2014, reconciliations for each bank account were prepared, but the largest bank account had a balance significantly different from the expected balance per the reconciliation. It appears that the reconciliation was out of balance with the general ledger for most of the year. In 2014, the entries causing the difference were identified but not corrected until the audit. Reconciling bank accounts accurately and timely is one of the most effective internal control procedures. Failure to do this raises concerns about the accuracy of financial records.

Recommendation: Bank reconciliation procedures should be performed each month and any differences investigated, documented, and corrected timely so that financial records are accurate.

Management's Corrective Actions: Our policies and procedures manual has been updated to include the bank reconciliation as part of the month end close and part of the quarterly review by the President, which will be documented by initialing the bank reconciliation.

FOCUS Reports

Condition: As part of our audit procedures, we compared the sum of the four quarterly FOCUS reports to the year-end general ledger balances and noted that there were several differences between the amounts. It appears that there were adjustments that may have overlapped quarters which were not captured in the reporting process. Additionally, cash differences and attempts to reconcile them as discussed above may have contributed to some discrepancies.

Recommendation: The review process with the FOCUS report filing should include a reconciliation to year-to-date balances at each interim period so that all activity is captured and information included in the FOCUS reports is complete and accurate.

Management's Corrective Actions: We have updated our policies and procedures to include review of Focus report by the President prior to filing to confirm the report ties to General Ledger for the current reporting period and for the year to date.

✓ **Your form was submitted to FINRA successfully. Please print this form now if you wish to retain a copy for your records.**

Filing ID: 435806 (Please retain this number for further inquiries regarding this form)
Submitted By: jshields
Submitted Date: Mon Mar 16 17:09:53 EDT 2015

All fields marked with * are mandatory.

Annual Audit Notice Information:

Name of Auditor*: Stowe & Degon, LLC

PCAOB #*: 577

Auditor Address - Street*: 95A Turnpike Road

City*: Westborough

State*: MA

Zip Code*: 01581

Auditor Main Phone Number*: 508-983-6700

Lead Audit Partner Name*: Mike Stowe

Lead Audit Partner Direct Phone Number*: 508-983-6700

Lead Audit Partner Email Address*: mstowe@stowedegon.com

FYE: 2014-12-31

Below is a list of *required* documents. Please check to indicate the document is attached.*

- ☑ Facing Page [Form X-17A-5 Part III]
- ☑ An Oath or Affirmation [SEA Rule 17a-5(e)(2)]
- ☑ Independent Public Accountant's Report [SEA Rules 17a-5(g)(1),17a-5(i)(2) and (3)]
- ☑ Statement of Financial Condition [SEA Rule 17a-5(d)(2)(i)]
- ☑ Statement of Income [SEA Rule 17a-5(d)(2)(i)]
- ☑ Statement of Cash Flows [SEA Rule 17a-5(d)(2)(i)]
- ☑ Statement of Changes in Stockholder's or Partner's or Sole Proprietor's Equity [SEA Rule 17a-5(d)(2)(i)]
- ☑ Notes to Financial Statements (Include Summary of Financial Data of Subsidiaries if applicable [SEA Rule 17a-5(d)(2)(i)])
- ☑ Computation of Net Capital [SEA Rule 17a-5(d)(2)(ii)]
- ☑ Reconciliation of Computation of Net Capital Under SEA Rule 15c3-1 or Applicable Statement [SEA Rule 17a-5(d)(2)(iii)]

SEA Rule 15c3-3 *(Select ONLY One)*

◉ Exemption Report [SEA Rule 17a-5(d)(4)] **AND** Independent Public Accountant's Review of the Exemption Report [SEA Rule 17a-5(g)(2)(ii)]

○ Compliance Report [SEA Rule 17a-5(d)(3)] **AND** Independent Public Accountant's Examination of the Compliance Report **AND** Computation of Determination of the Reserve Requirements [SEA Rule 17a-5(d)(2)(ii)] **AND** Reconciliation of Computation for Determination of the Reserve Requirements Under Exhibit A of SEA Rule 15c3-3 or Applicable Statement [SEA Rule 17a-5(d)(2)(iii)] **AND** Information Relating to the Possession or Control Requirements Under SEA Rule 15c3-3 [SEA Rule 17a-5(d)(2)(ii)]

SEA Rule 17a-5(e)(4)(ii) - *Select ONLY One*

○ For Firms Claiming Exclusion from SIPC Membership, a copy of SIPC-3 Form **AND** Independent Public Accountant's Report on Agreed Upon Procedures Related to an Entity's Claim of Exclusion from SIPC Membership.

○ For SIPC Members, a copies of the SIPC Supplemental Report **AND** Independent Accountant's Report on Applying Agreed Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

◉ For SIPC Members with Minimal Revenue, (i.e., $500,000 or less in gross revenue from their Annual Audit report filed pursuant to SEA Rule 17a-5(d).) Broker-Dealers are not required to file the SIPC Supplemental Report pursuant to SEA Rule 17a-5(e)(4)(ii) if reporting revenue of $500,000 or less.

The items below *may be required* based on the business of the firm. Please check to indicate the document is attached.

☐ Statement of Changes in Liabilities Subordinated to Claims of General Creditors [SEA Rule 17a-5(d)(2)(i)]

☐ For Dual FINRA/CFTC Members which are FCMs, a Schedule of Customer Segregated Funds

☐ For Alternative Net Capital (ANC) Filers, Supplemental Report on Management Controls [SEA Rule 17a-5(k)]

Attach Audit:* Shields FS issued 3 16 2015.pdf 758506 bytes

Submitted 3/16/15 @ 5^10 pm

FINRA

Financial Industry Regulatory Authority

February 27, 2015

Janice Shields
President
Shields & Company, Inc.
890 Winter Street
Waltham, MA 02451

RE: Shields & Company, Inc. and December 2014 Annual Audit Report

Dear Ms. Shields:

In reply to your letter dated February 25, 2015, please be advised that your request for an extension of time in which to file the required annual audited financial report as of December 2014 pursuant to Securities Exchange Act Rule 17a-5, has been given due consideration and is hereby granted.

This extension of 10 business-days is granted based upon the representations made by your organization and by your outside independent auditors. If the information provided to us is no longer accurate, we expected to be notified immediately.

Please be aware that failure to file the annual audited financial report on or before **March 16, 2015** could result in the assessment of a late filing fee of $100 per day for up to ten days and may result in other regulatory or disciplinary action.

Regards,

Stephen Poirier
Managing Regulatory Coordinator

SP/vs

cc: Herani Dansamo
FINRA
Department of Financial Operations Policy
9509 Key West Avenue
Rockville, MD 20850
Fax: 240-386-5172

Paul Levenson, Regional Director
Securities and Exchange Commission
33 Arch Street-23rd Floor
Boston, MA 02110